Exhibit 99.1

LIZHI INC. Reports Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

GUANGZHOU, March 9, 2021 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), a leading online UGC1 audio community and interactive audio entertainment platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Financial and Operational Highlights

•

Net revenues were RMB420.3 million (US$64.4 million) in the fourth quarter of 2020, representing a 15% increase from RMB365.3 million in the fourth quarter of 2019, and compared to RMB361.5 million in the previous quarter.

•	Average total mobile MAUs[2] in the fourth quarter of 2020 reached 58.4 million, compared to 51.9 million in the fourth quarter of 2019 and 56.2 million in the previous quarter.

•	Average total monthly paying users[3] in the fourth quarter of 2020 reached 422.4 thousand, compared to 434.1 thousand in the fourth quarter of 2019 and 448.3 thousand in the previous quarter.

Fiscal Year 2020 Financial and Operational Highlights

•	Net revenues were RMB1,502.9 million (US$230.3 million) in the fiscal year of 2020, representing a 27% increase from RMB1,180.6 million in the prior year.

•	Average total mobile MAUs in the fiscal year of 2020 reached 56.2 million, compared to 45.7 million in the prior year.

•	Average total monthly paying users in the fiscal year of 2020 reached 446.1 thousand, compared to 351.7 thousand in the prior year.

“We are pleased to see the strong growth momentum continued in the fourth quarter of 2020, as our fourth quarter revenue of RMB420.3 million was up 15% year-over-year and 16% sequentially, exceeding the upper end of our guidance range,” said Mr. Jinnan (Marco) Lai, Founder and Chief Executive Officer of LIZHI. “During the quarter, our vibrant audio ecosystem consisting of audio-based social networks, podcast content portfolios and audio communities has delivered meaningful performance results, fueled by our expansion in overseas market and further enhancement of our platform’s overall technological capabilities.

Our audio-based social networking app, Tiya App, ranked among the top four social networking apps in the U.S. in November 2020 shortly after its launch in the U.S. market in October 2020 according to the ranking published by App Annie. We believe the launch of Tiya App will strengthen the audio-based social networking product offering of our ecosystem. Meanwhile, we continued fortifying and diversifying our content offerings and saw approximately 20 million new audio contents added to our online audio platform in the fourth quarter of 2020. In January 2021, in an effort to bolster our content strategy, we launched a new mobile app under the LIZHI brand called ‘LIZHI Podcast’ (LIZHI BOKE in Chinese), aiming to engage users with curated podcast content and appeal to a wider audience base. In addition, by leveraging our extensive content library, experience in audio-centric user communities and industry-leading technologies, we tapped into the in-car audio space and are now collaborating with leading automobile manufacturers in China, including Xpeng Motors, GAC AION New Energy Automobile and GAC Motor, as well as automobile intelligent platforms, including BYD DiLink, a network-linked automobiles intelligent system launched by BYD, and Huawei Mobile Services for Car, a smart in-car cloud service solution built by Huawei Terminal Cloud Services.

We believe promoting user engagement and interactions is key to fostering an immersive audio-centric UGC community. In the fourth quarter of 2020, we achieved a new record high of 3.3 billion average monthly total interactions4, highlighted by a 13% year-over-year increase in average total mobile MAUs. In 2021, we expect to continue our pursuit of global strategy of expanding our audio-based social networks, enhancing our content offering and strengthening our community with advanced technologies,” concluded Mr. Lai.

[1]	Refers to user-generated content.
[2]

Refers to the average monthly number of active users across our platforms and apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

[3]

Refers to the average monthly number of paying user in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

[4]	Refers to the sum of monthly average number of comments, private messages, posts, likes and multi-users on-air dialogues, to the extent such metrics are applicable in a given period.

Ms. Chengfang Lu, Acting Chief Financial Officer of LIZHI, commented, “Our better-than-expected performance in the fourth quarter is illustrated by a full-year revenue growth of 27%, underscoring our growth trajectory despite the lingering impact of the COVID-19 pandemic. Also, thanks to our efforts to improve operating efficiency coupled with our strategy to retain and engage users, our profitability with margin expansion has increased across the board in the fourth quarter, highlighted by a year-over-year increase in gross margin of 1,070 basis points and a year-over-year decrease in net loss by 80%. We continued to achieve non-GAAP net income5 in the fourth quarter of 2020. With 2021 well underway, we endeavor to deliver long-term value to our shareholders.”

Fourth Quarter 2020 Unaudited Financial Results

Net revenues were RMB420.3 million (US$64.4 million) in the fourth quarter of 2020, representing an increase of 15% from RMB365.3 million in the fourth quarter of 2019, and an increase of 16% from RMB361.5 million in the previous quarter. Since various measures that the Chinese government implemented to constrain the COVID-19 outbreak have been relaxed, many aspects of daily life in China gradually returned to normal routine. The extent to which the COVID-19 impacts on the Company’s operations beyond the fourth quarter of 2020 will depend on future developments of the pandemic in China and across the globe, which are subject to changes and substantial uncertainty and therefore cannot be predicted.

Audio entertainment revenues reached RMB414.7 million (US$63.6 million) in the fourth quarter of 2020, representing an increase of 15% from RMB360.4 million in the fourth quarter of 2019 and an increase of 17% from RMB355.8 million in the third quarter of 2020. The year-over-year and quarter-over-quarter increases were mainly due to an increase in the per capita user spending on our interactive audio social entertainment products primarily driven by our 2020 Annual Voice Gala held in the fourth quarter of 2020.

Podcast, advertising and other revenues were RMB5.5 million (US$0.8 million) in the fourth quarter of 2020, representing an increase of 12% from RMB4.9 million in the fourth quarter of 2019, and a 2% decrease from RMB5.7 million in the third quarter of 2020, respectively. The year-over-year increase was primarily attributable to the increase in the number of advertisers. The quarter-over-quarter decrease was mainly attributable to a decrease in our podcast revenue.

Cost of revenues was RMB301.3 million (US$46.2 million) in the fourth quarter of 2020, compared to RMB300.8 million in the fourth quarter of 2019 and representing an increase of 11% quarter-over-quarter. The year-over-year increase was primarily due to the increase of salary and welfare benefits, payment handling costs and bandwidth costs as the Company’s business grew, as well as the recognition of share-based compensation expenses upon and after the Company’s initial public offering (“IPO”). This was partially offset by a decrease in the revenue sharing fees because the incentive program for content creators we launched in the third quarter of 2019 has been scaled down since February 2020. The quarter-over-quarter increase was mainly because of the increase in revenue sharing fees to our content creators, payment handling costs and the bandwidth costs which were generally in line with the growth of the Company’s business.

Gross profit was RMB119.0 million (US$18.2 million) in the fourth quarter of 2020, representing an increase of 85% from RMB64.4 million in the fourth quarter of 2019 and an increase of 31% from RMB90.6 million in the third quarter of 2020.

Non-GAAP gross profit6 was RMB122.6 million (US$18.8 million) in the fourth quarter of 2020, representing an increase of 90% from RMB64.4 million in the fourth quarter of 2019 and an increase of 33% from RMB91.9 million in the third quarter of 2020.

[5]

Non-GAAP net loss/income is a non-GAAP financial measure, which is defined as net loss/income excluding share-based compensation expenses. These adjustments amounted to RMB11.3 million (US$1.7 million) in the fourth quarter of 2020. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[6]

Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. These adjustments amounted to RMB3.6 million (US$0.5 million) in the fourth quarter of 2020. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Gross margin was 28% in the fourth quarter of 2020, compared to 18% and 25% in the fourth quarter of 2019 and the third quarter of 2020, respectively. Non-GAAP gross margin was 29% in the fourth quarter of 2020, compared to 18% and 25% in the fourth quarter of 2019 and the third quarter of 2020, respectively.

Operating expenses were RMB125.4 million (US$19.2 million) in the fourth quarter of 2020, representing an increase of 30% from RMB96.2 million in the fourth quarter of 2019 and an increase of 25% from RMB100.2 million in the third quarter of 2020.

Research and development expenses were RMB56.4 million (US$8.7 million) in the fourth quarter of 2020, representing an increase of 8% from RMB52.3 million in the fourth quarter of 2019 and an increase of 1% from RMB55.6 million in the third quarter of 2020. The year-over-year increase was mainly due to our increasing number of research and development employees, as well as the share-based compensation expenses recognized upon and after our IPO in January 2020. The quarter-over-quarter increase was mainly attributable to a rise in expenses related to professional services provided by third parties.

Selling and marketing expenses were RMB48.7 million (US$7.5 million) in the fourth quarter of 2020, representing an increase of 69% from RMB28.8 million in the fourth quarter of 2019 and an increase of 79% from RMB27.1 million in the third quarter of 2020. The increases were primarily due to the increased promotion and marketing expenses related to our branding and promotion activities for our products and brand name in the fourth quarter of 2020.

General and administrative expenses were RMB20.3 million (US$3.1 million) in the fourth quarter of 2020, representing an increase of 35% from RMB15.1 million in the fourth quarter of 2019 and an increase of 17% from RMB17.4 million in the third quarter of 2020. The year-over-year increase was mainly due to the increased expenses in salary and welfare benefits, professional services and recognition of share-based compensation expenses upon and after our IPO. The quarter-over-quarter increase was primarily due to the increases in salary and welfare benefits of our employees in the fourth quarter of 2020.

Operating loss was RMB6.4 million (US$1.0 million) in the fourth quarter of 2020, narrowing 80% from an operating loss of RMB31.7 million in the fourth quarter of 2019 and 33% from an operating loss of RMB9.6 million in the third quarter of 2020.

Non-GAAP operating income7 was RMB4.9 million (US$0.7 million) in the fourth quarter of 2020, compared to non-GAAP operating loss of RMB31.7 million and RMB2.9 million in the fourth quarter of 2019 and the third quarter of 2020, respectively.

Net loss was RMB5.8 million (US$0.9 million) in the fourth quarter of 2020, narrowing 80% from RMB29.0 million in the fourth quarter of 2019 and 4% from RMB6.1 million in the third quarter of 2020.

Non-GAAP net income was RMB5.4 million (US$0.8 million) in the fourth quarter of 2020, compared to non-GAAP net loss of RMB29.0 million in the fourth quarter of 2019 and non-GAAP net income of RMB0.6 million in the third quarter of 2020, respectively.

Net loss attributable to LIZHI INC.’s ordinary shareholders was RMB5.8 million (US$0.9 million) in the fourth quarter of 2020, compared to RMB302.8 million and RMB6.1 million in the fourth quarter of 2019 and the third quarter of 2020, respectively. Accretions to preferred shares redemption value, as a key component contributed to the net loss attributable to LIZHI INC.’s ordinary shareholders, were RMB273.8 million in the fourth quarter of 2019, while there were no such accretions in the third and fourth quarters of 2020.

[7]

Non-GAAP operating loss/income is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. These adjustments amounted to RMB11.3 million (US$1.7 million) in the fourth quarter of 2020. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders8 was RMB5.4 million (US$0.8 million) in the fourth quarter of 2020, compared to non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders of RMB29.0 million in the fourth quarter of 2019 and non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders of RMB0.6 million in the third quarter of 2020, respectively.

Basic and diluted net loss per ADS9 were RMB0.13 (US$0.02) in the fourth quarter of 2020, compared to RMB23.29 in the fourth quarter of 2019 and RMB0.13 in the third quarter of 2020.

Non-GAAP basic and diluted net income per ADS10 were RMB0.12 (US$0.02) in the fourth quarter of 2020, compared to non-GAAP basic and diluted net loss of RMB2.23 per ADS in the fourth quarter of 2019 and non-GAAP basic and diluted net income of RMB0.01 per ADS in the third quarter of 2020.

Fiscal Year 2020 Unaudited Financial Results

Net revenues were RMB1,502.9 million (US$230.3 million) in the fiscal year 2020, representing an increase of 27% from RMB1,180.6 million in the prior year. The extent to which the COVID-19 impacts on the Company’s operations beyond the fiscal year of 2020 will depend on future developments of the pandemic in China and across the globe, which are subject to changes and substantial uncertainty and therefore cannot be predicted.

Audio entertainment revenues reached RMB1,481.1 million (US$227.0 million) in the fiscal year 2020, representing an increase of 27% from RMB1,167.9 million in the prior year. The increase was mainly attributable to an increase in the number of average total monthly paying users and their spending on LIZHI’s interactive audio products.

Podcast, advertising and other revenues were RMB21.8 million (US$3.3 million) in the fiscal year of 2020, representing an increase of 72% from RMB12.7 million in the prior year. The increase was primarily attributable to the increase in the number of paying users in our podcast services and advertisers as the Company’s operation continued to expand.

Cost of revenues was RMB1,134.7 million (US$173.9 million) in the fiscal year 2020, representing an increase of 25% from RMB910.2 million in the prior year. The increase was primarily due to the increase of revenue sharing fees and other costs, which were generally in line with the growth of the Company’s business, as well as the recognition of share-based compensation expenses upon and after the Company’s IPO.

Gross profit was RMB368.2 million (US$56.4 million) in the fiscal year 2020, representing an increase of 36% from RMB270.4 million in the prior year.

Non-GAAP gross profit11 was RMB383.0 million (US$58.7 million) in the fiscal year 2020, representing an increase of 42% from RMB270.4 million in the prior year.

Gross margin was 25% in the fiscal year 2020, compared to 23% in the prior year. Non-GAAP gross margin was 25% in the fiscal year 2020, compared to 23% in the prior year.

Operating expenses were RMB456.9 million (US$70.0 million) in the fiscal year 2020, representing an increase of 11% from RMB412.3 million in the prior year.

[8]

Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net loss/income attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. These adjustments amounted to RMB273.8 million and RMB11.3 million (US$1.7 million) in the fourth quarter of 2019 and 2020, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[9]

ADS refers to American Depositary Share. Each ADS represents twenty Class A ordinary shares of the Company. Basic and diluted net loss per ADS is net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS.

[10]

Non-GAAP basic and diluted net loss/income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS.

[11]

Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. These adjustments amounted to RMB14.8 million (US$2.3 million) in the fiscal year 2020. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Research and development expenses were RMB225.3 million (US$34.5 million) in the fiscal year 2020, representing an increase of 43% from RMB158.0 million in the prior year, primarily due to the growth of the salary and welfare benefits and other costs related to research and development activities as our business grew and recognition of share-based compensation expenses upon and after our IPO.

Selling and marketing expenses were RMB142.7 million (US$21.9 million) in the fiscal year 2020, representing a decrease of 32% from RMB208.6 million in the prior year, mainly attributable to reduced expenses related to branding and promotional activities in the year of 2020.

General and administrative expenses were RMB88.9 million (US$13.6 million) in the fiscal year 2020, representing an increase of 94% from RMB45.7 million in the prior year, mainly as a result of the increased expenses in the salary and welfare benefits, other professional service and recognition of share-based compensation expenses upon and after our IPO.

Operating loss was RMB88.7 million (US$13.6 million) in the fiscal year 2020, compared to operating loss of RMB141.8 million in the prior year, narrowed down by 37%.

Non-GAAP operating loss12 was RMB37.9 million (US$5.8 million) in the fiscal year 2020, narrowed down by 73% from the non-GAAP operating loss of RMB141.8 million in the prior year.

Net loss was RMB82.2 million (US$12.6 million) in the fiscal year 2020, narrowed down by 38% from RMB133.0 million in the prior year.

Non-GAAP net loss13 was RMB31.4 million (US$4.8 million) in the fiscal year 2020, compared to non-GAAP net loss of RMB133.0 million in the prior year.

Net loss attributable to LIZHI INC.’s ordinary shareholders was RMB236.3 million (US$36.2 million) in the fiscal year 2020, compared to RMB1,073.1 million in the prior year. Accretions to preferred shares redemption value, a key component contributing to the net loss attributable to LIZHI INC.’s ordinary shareholders, were RMB154.1 million and RMB940.2 in the fiscal year 2020 and fiscal year 2019, respectively.

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders14 was RMB31.4 million (US$4.8 million) in the fiscal year 2020, compared to non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders of RMB133.0 million in the prior year.

Basic and diluted net loss per ADS were RMB5.35 (US$0.82) in the fiscal year 2020, compared to RMB82.55 in the prior year.

Non-GAAP basic and diluted net loss per ADS were RMB0.71 (US$0.11) in the fiscal year 2020, compared to non-GAAP basic and diluted net loss of RMB10.23 per ADS in the prior year.

Balance Sheets

As of December 31, 2020, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB392.2 million (US$60.1 million).

[12]

Non-GAAP operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. These adjustments amounted to RMB50.7 million (US$7.8 million) in the fiscal year 2020. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[13]

Non-GAAP net loss is a non-GAAP financial measure, which is defined as net loss/income excluding share-based compensation expenses. These adjustments amounted to RMB50.7 million (US$7.8 million) in the fiscal year 2020. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[14]

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net loss/income attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. These adjustments amounted to RMB940.2 million and RMB154.1 million (US$23.6 million) in the fiscal year 2019 and 2020, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Appointment of Chief Operating Officer

The Board of Directors of the Company has approved the appointment of Mr. Zelong Li as the Company’s Chief Operating Officer, effective March 9, 2021. Mr. Li in his new role, will be responsible for LIZHI’s business operations and management. Mr. Li has over 10 years of experience in product planning and design, and has a deep understanding of audio-based entertainment. Mr. Li previously served as the Vice President of Guangzhou Lizhi Network Technology Co., Ltd. since 2010 and the Company’s director since March 2019.

Prior to joining LIZHI, Mr. Li served as a product manager of Shanghai Labox Information Technology Limited from 2008 to 2010. Mr. Li graduated from Guangdong Mechanical & Electrical College of Technology with a bachelor’s degree in computer application.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 9, 2021 (9:00 PM Beijing/Hong Kong Time on March 9, 2021).

To facilitate all participants dialing into the earnings conference call, online registration is required prior to the start of the call.

Please complete the Direct Event online registration at http://apac.directeventreg.com/registration/event/4669948 at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive by email the conference call access information, including dial-in numbers, Direct Event Passcode, unique Registrant ID, and further detailed instructions.

After the registration is completed, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lizhi.fm.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until March 16, 2021, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	4669948

About LIZHI INC.

LIZHI INC. has built a cross-border audio ecosystem consisting of audio-based social networks, podcast content portfolios and audio communities. The Company aims to bring people closer together through voices by its product portfolios. LIZHI’s audio-based social networking products offering, including Tiya App, caters to users’ evolving interest in social interactions in real time online and enables users to connect with friends having similar interests, entertain, chat online, and share their daily lives through voices. LIZHI also offers a vertical podcast platform, LIZHI Podcast, that provides users with curated content drawn from its extensive content library built over the years, as well as new podcasts provided by selected content creators. Since the launch of LIZHI App in 2013, the Company’s flagship platform, LIZHI has cultivated a vibrant and growing online UGC audio community and interactive audio entertainment platform where users are encouraged to create, share, discover and enjoy audio, and experience immersive and diversified entertainment features through audio. LIZHI envisions a global audio ecosystem – a place where everyone can be connected through voices and across cultures. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss/income excluding share-based compensation expenses. Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is net loss/income attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of accretions to preferred shares redemption value and share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the condensed consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from the preliminary unaudited financial information contained in this earnings release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	82,709	315,459	48,346
Short-term investments	—	73,022	11,191
Restricted cash	—	3,695	566
Accounts receivable, net	2,979	8,361	1,281
Prepayments and other current assets	18,774	19,371	2,969

Total current assets	104,462	419,908	64,353

Non-current assets
Property, equipment and leasehold improvement, net	32,387	34,518	5,290
Intangible assets, net	1,701	2,929	449
Right-of-use assets, net (1)	—	4,282	656
Other non-current assets	2,133	2,181	334

Total non-current assets	36,221	43,910	6,729

TOTAL ASSETS	140,683	463,818	71,082

LIABILITIES
Current liabilities
Accounts payable	72,299	78,267	11,995
Deferred revenue	14,530	17,001	2,606
Salary and welfare payable	68,935	93,288	14,297
Taxes payable	2,631	5,809	890
Short-term loans	—	39,508	6,055
Lease liabilities due within one year (1)	—	3,709	568
Accrued expenses and other current liabilities	33,729	51,047	7,823

Total current liabilities	192,124	288,629	44,234

Non-current liabilities
Lease liabilities (1)	—	587	90
Other non-current liabilities	—	5,411	829

Total non-current liabilities	—	5,998	919

TOTAL LIABILITIES	192,124	294,627	45,153

MEZZANINE EQUITY
Series A convertible redeemable preferred shares	344,876	—	—
Series B convertible redeemable preferred shares	400,476	—	—
Series C convertible redeemable preferred shares	485,302	—	—
Series C1 convertible redeemable preferred shares	117,973	—	—
Series C1+ convertible redeemable preferred shares	92,966	—	—
Series D convertible redeemable preferred shares	438,439	—	—
Series D1 convertible redeemable preferred shares	66,958	—	—

TOTAL MEZZANINE EQUITY	1,946,990	—	—

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares (US$0.0001 par value, 930,963,910 and 1,500,000,000 shares authorized as of December 31, 2019 and December 31, 2020, respectively, 285,428,430 issued and 260,000,000 outstanding as of December 31, 2019 and 941,464,520 shares issued and 924,318,450 shares outstanding as of December 31, 2020, respectively).	189	640	98
Treasury stock	(18)	(12)	(2)
Additional paid in capital	—	2,409,753	369,311
Accumulated deficit	(2,003,031)	(2,239,281)	(343,185)
Accumulated other comprehensive income	4,429	(1,909)	(293)

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(1,998,431)	169,191	25,929

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	140,683	463,818	71,082

(1)

The Company has adopted ASC No. 2016-02, Leases “ASU 2016-02” beginning January 1, 2020 using the modified retrospective method, with the comparative information not being restated and continues to be reported under the accounting standards in effect for those periods. The only major impact of the standard is that assets and liabilities amounting to RMB12 million respectively were recognized beginning January 1, 2020 for leased office space with terms of more than 12 months.

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Audio entertainment revenues	360,353	355,810	414,731	63,560	1,167,934	1,481,120	226,992
Podcast, advertising and other revenues	4,925	5,650	5,522	846	12,663	21,788	3,339

Total net revenues	365,278	361,460	420,253	64,406	1,180,597	1,502,908	230,331
Cost of revenues (1)	(300,835)	(270,853)	(301,250)	(46,169)	(910,155)	(1,134,678)	(173,897)

Gross profit	64,443	90,607	119,003	18,237	270,442	368,230	56,434

Operating expenses (1)
Selling and marketing expenses	(28,805)	(27,131)	(48,682)	(7,461)	(208,550)	(142,734)	(21,875)
General and administrative expenses	(15,056)	(17,406)	(20,283)	(3,109)	(45,714)	(88,856)	(13,618)
Research and development expenses	(52,303)	(55,625)	(56,442)	(8,650)	(158,015)	(225,329)	(34,533)
Total operating expenses	(96,164)	(100,162)	(125,407)	(19,220)	(412,279)	(456,919)	(70,026)
Operating loss	(31,721)	(9,555)	(6,404)	(983)	(141,837)	(88,689)	(13,592)

Interest income/(expenses), net	37	(661)	(366)	(56)	300	(1,796)	(275)
Foreign exchange gains/(losses)	6	(32)	(158)	(24)	1,178	(836)	(128)
Investment income	—	382	464	71	—	1,241	190
Government grants	3,070	4,033	3,198	490	9,452	12,870	1,972
Others, net	(342)	(241)	(1,582)	(242)	(2,050)	(3,975)	(609)

Loss before income taxes	(28,950)	(6,074)	(4,848)	(744)	(132,957)	(81,185)	(12,442)

Income tax expenses	—	—	(999)	(153)	—	(999)	(153)

Net loss	(28,950)	(6,074)	(5,847)	(897)	(132,957)	(82,184)	(12,595)

Accretions to preferred shares redemption value	(273,822)	—	—	—	(940,186)	(154,066)	(23,612)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(302,772)	(6,074)	(5,847)	(897)	(1,073,143)	(236,250)	(36,207)

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(28,950)	(6,074)	(5,847)	(897)	(132,957)	(82,184)	(12,595)
Other comprehensive income/(loss):
Foreign currency translation adjustments	(973)	(6,181)	(6,609)	(1,013)	671	(6,338)	(971)

Total comprehensive loss	(29,923)	(12,255)	(12,456)	(1,910)	(132,286)	(88,522)	(13,566)

Accretions to preferred shares redemption value	(273,822)	—	—	—	(940,186)	(154,066)	(23,612)
Comprehensive loss attributable to LIZHI INC.’s ordinary shareholders	(303,745)	(12,255)	(12,456)	(1,910)	(1,072,472)	(242,588)	(37,178)

Net loss attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(1.16)	(0.01)	(0.01)	(0.00)	(4.13)	(0.27)	(0.04)
—Diluted	(1.16)	(0.01)	(0.01)	(0.00)	(4.13)	(0.27)	(0.04)
Weighted average number of ordinary shares
—Basic	260,000,000	922,272,330	929,423,396	929,423,396	260,000,000	883,202,412	883,202,412
—Diluted	260,000,000	922,272,330	929,423,396	929,423,396	260,000,000	883,202,412	883,202,412
Net loss attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(23.29)	(0.13)	(0.13)	(0.02)	(82.55)	(5.35)	(0.82)
—Diluted	(23.29)	(0.13)	(0.13)	(0.02)	(82.55)	(5.35)	(0.82)
Weighted average number of ADS
—Basic	13,000,000	46,113,617	46,471,170	46,471,170	13,000,000	44,160,121	44,160,121
—Diluted	13,000,000	46,113,617	46,471,170	46,471,170	13,000,000	44,160,121	44,160,121

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	—	1,264	3,572	547	—	14,789	2,267
Selling and marketing expenses	—	236	438	67	—	2,370	363
General and administrative expenses	—	2,401	4,306	660	—	16,128	2,472
Research and development expenses	—	2,740	2,942	451	—	17,454	2,675

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	64,443	90,607	119,003	18,237	270,442	368,230	56,434
Share-based compensation expenses	—	1,264	3,572	547	—	14,789	2,267

Non-GAAP gross profit	64,443	91,871	122,575	18,784	270,442	383,019	58,701

Operating loss	(31,721)	(9,555)	(6,404)	(983)	(141,837)	(88,689)	(13,592)
Share-based compensation expenses	—	6,641	11,258	1,725	—	50,741	7,777

Non-GAAP operating (loss)/income	(31,721)	(2,914)	4,854	742	(141,837)	(37,948)	(5,815)

Net loss	(28,950)	(6,074)	(5,847)	(897)	(132,957)	(82,184)	(12,595)
Share-based compensation expenses	—	6,641	11,258	1,725	—	50,741	7,777

Non-GAAP net (loss)/income	(28,950)	567	5,411	828	(132,957)	(31,443)	(4,818)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(302,772)	(6,074)	(5,847)	(897)	(1,073,143)	(236,250)	(36,207)
Share-based compensation expenses	—	6,641	11,258	1,725	—	50,741	7,777
Accretions to preferred shares redemption value	273,822	—	—	—	940,186	154,066	23,612

Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(28,950)	567	5,411	828	(132,957)	(31,443)	(4,818)

Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.11)	0.00	0.01	0.00	(0.51)	(0.04)	(0.01)
—Diluted	(0.11)	0.00	0.01	0.00	(0.51)	(0.04)	(0.01)
Weighted average number of ordinary shares
—Basic	260,000,000	922,272,330	929,423,396	929,423,396	260,000,000	883,202,412	883,202,412
—Diluted	260,000,000	936,247,945	935,239,904	935,239,904	260,000,000	883,202,412	883,202,412
Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(2.23)	0.01	0.12	0.02	(10.23)	(0.71)	(0.11)
—Diluted	(2.23)	0.01	0.12	0.02	(10.23)	(0.71)	(0.11)
Weighted average number of ADS
—Basic	13,000,000	46,113,617	46,471,170	46,471,170	13,000,000	44,160,121	44,160,121
—Diluted	13,000,000	46,812,397	46,761,995	46,761,995	13,000,000	44,160,121	44,160,121